UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number 001-35123

Golar LNG Partners LP

(Exact name of Registrant as specified in its Charter)

2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton
HM 11
Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).
Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).
Yes ☐ No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Exchange Agreement

On October 13, 2016, Golar LNG Partners LP (the “Partnership”) entered into an Exchange Agreement (the “Exchange Agreement”) with Golar GP LLC (the “General Partner”) and Golar LNG Limited (“Golar”), pursuant to which Golar and the General Partner agreed to exchange all of their incentive distribution rights in the Partnership (“Old IDRs”) for (i) the issuance by the Partnership on the date hereof of a new class of incentive distribution rights in the Partnership (“New IDRs”) and an aggregate of 2,994,364 additional common units representing limited partner interests in the Partnership (“Common Units”) and an aggregate of 61,109 additional units representing general partner interests in the Partnership (“General Partner Units”) and (ii) the issuance in the future of an aggregate of up to 748,592 additional Common Units and up to 15,278 additional General Partner Units (collectively, the “Earn-Out Units”) that may be issued subject to certain conditions described below (collectively, the “Transaction”).  Immediately prior to the execution of the Exchange Agreement, Golar Energy Limited, a subsidiary of Golar, sold its Old IDRs to Golar in exchange for the cancellation of certain intercompany indebtedness.

The Transaction closed (the “Closing”) on October 19, 2016, at which point (i) the Old IDRs were exchanged by Golar and the General Partner and cancelled by the Partnership, (ii) 81% and 19% of the New IDRs were issued to the General Partner and Golar, respectively, (iii) 2,425,435 and 568,929 additional Common Units were issued to the General Partner and Golar, respectively, and (iv) 61,109 General Partner Units were issued to the General Partner.

The Partnership will issue 50% of the Earn-Out Units if the Partnership pays a distribution of available cash from operating surplus pursuant to the terms of the Revised Partnership Agreement (as defined below), on each of the outstanding Common Units equal to or greater than $0.5775 per Common Unit in respect of each of the quarterly periods ended December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017.  The Partnership will issue the remaining 50% of the Earn-Out Units if the Partnership has issued the first 50% of the Earn-Out Units and the Partnership pays a distribution of available cash from operating surplus pursuant to the terms of the Partnership Agreement on each of the outstanding Common Units equal to or greater than $0.5775 per Common Unit in respect of each of the quarterly periods ended December 31, 2017, March 31, 2018, June 30, 2018 and September 30, 2018.

The terms of the New IDRs are effective with respect to the distribution for the quarter ended December 31, 2016.  The New IDRs provide for distribution “splits” between the IDR holders and the holders of Common Units equal to those applicable to the Old IDRs, which have been cancelled. However, the New IDRs provide for higher target distribution levels, as set forth in the table below. In addition, in connection with the Transaction, the minimum quarterly distribution will be $0.5775 per common unit.

The following table compares the target distribution levels and distribution splits among the General Partner, IDR holders and the holders of Common Units under the Old IDRs and under the New IDRs:

	Old IDRs (Cancelled)				New IDRs
	Total Quarterly	Marginal Percentage Interest in Distributions			Total Quarterly	Marginal Percentage Interest in Distributions
	Distribution Target Amount	Common Unitholders	General Partner	IDR Holders	Distribution Target Amount	Common Unitholders	General Partner	IDR Holders
Minimum Quarterly Distribution	$0.3850	98%	2%	0%	$0.5775	No Change
First Target Distribution	Up to $0.4428	98%	2%	0%	Up to $0.6641
Second Target Distribution	Above $0.4428 up to $0.4813	85%	2%	13%	Above $0.6641 up to $0.7219
Third Target Distribution	Above $0.4813 up to $0.5775	75%	2%	23%	Above $0.7219 up to $0.8663
Thereafter	Above $0.5775	50%	2%	48%	Above $0.8663

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Exchange Agreement, which is attached as Exhibit 10.1 to this Report on Form 6-K.

Second Amended and Restated Agreement of Limited Partnership

In connection with the Transaction, the Partnership’s First Amended and Restated Agreement of Limited Partnership (the “Previous Partnership Agreement”) was amended and restated, effective as of October 19, 2016, to: (i) eliminate the Old IDRs and replace them with the New IDRs, as described above, and otherwise evidence the Transaction, (ii) eliminate outdated provisions of the Previous Partnership Agreement and (iii) incorporate all prior amendments and changes in one document.  The Partnership’s Second Amended and Restated Agreement of Limited Partnership dated October 19, 2016 (the “Revised Partnership Agreement”) replaces the Previous Partnership Agreement in its entirety.

The foregoing description of the Revised Partnership Agreement does not purport to be complete and is qualified by reference to the Revised Partnership Agreement, which is filed as Exhibit 3.2 to the Registration Statement on Form 8-A/A of the Partnership, filed on October 19, 2016, and incorporated by reference herein.

Immediately following the Closing, the General Partner distributed to Golar all of the Common Units that were issued to it at the Closing as well as its right to receive Earn-Out Common Units in the future, and Golar contributed to the General Partner all of the New IDRs that were issued to it at the Closing. After giving effect to the foregoing, the General Partner currently owns 100% of the New IDRs and Golar owns Common Units representing an aggregate approximate 31.9% limited partner interest in the Partnership (excluding any Earn-Out Common Units that may be issued in the future).  In addition, the General Partner owns an approximate 2% general partner interest in the Partnership.

EXHIBITS

The following exhibits are filed as part of this Report:

3.1 Second Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form 8-A/A of Golar LNG Partners LP, filed on October 19, 2016).

10.1 Exchange Agreement by and among Golar LNG Partners LP, Golar LNG Limited and Golar GP LLC, dated October 13, 2016.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (333-191909) OF THE REGISTRANT.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date: October 19, 2016

	By:	/s/ Graham Robjohns
Name: Graham Robjohns
Title: Principal Executive Officer